August 24, 2010

Roman Gordon, Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

> **Re: Cavitation Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2009**
>   **Filed September 28, 2009**
>   **File No. 0- 53239**

Dear Mr. Gordon:

We have reviewed your supplemental response submitted August 11, 2010 regarding the above-mentioned filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

1. Please ensure that you amend the Form 10-K to conform to your responses in each of your response letters, including, but not limited to, the information you have provided in response to comments numbers one, three, four, six, seven, nine and ten from our most recent letter dated July 26, 2010. In addition, since many of the responses in your last letter did not include changed pages, we may have additional comment.

2. It appears from your response to comment one that you delivered the equipment to the Moberly plant. However, since the remainder of the payment was due on delivery, please explain the reason for allowing the plant to install your equipment without payment.

3. We reissue comment two from our letter dated July 26, 2010. We note the proposed disclosure regarding the worldwide license and distribution agreement with Desmet Ballestra Group that was entered into in January 15, 2010. Please disclose the material terms of the agreement. We also note the reference to the memorandum of understanding with another vegetable oil refining plant in Minnesota. Please file this agreement and disclose the material terms. You indicate that since the agreement was not entered into until after the Form 10-K you are not required to provide such disclosure. However, we note the company proposed to include references to these agreements, and therefore should provide sufficient disclosure to allow investors to understand their material terms. Please advise or revise the proposed disclosure accordingly.

4. We reissue comment three from our letter dated July 26, 2010. Please provide the source of the information found in this section. For instance, provide the source of the statement that "the industry average AI reading is 70%" and "assuming that competitive transesterification processes account for between 20% - 50% of the total energy required to produce industry standard biodiesel, the energy consumed by a competitive transesterification process would range from $0.004 to $0.01 to produce one gallon of biodiesel.

5. We reissue comment seven from our letter dated July 26, 2010. For each transaction discussed in this section, provide the disclosure required by Item 701(d) of Regulation S-K. For each separate transaction, please indicate the section of the Securities Act or the rule of the Commission under which each exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. In addition, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K. We are unable to locate such disclosure for each separate transaction discussed.

6. We note your response to comment eight from our letter dated July 26, 2010. Given your response, please provide the disclosure required by Item 406 of Regulation S-K, entitled "Code of Ethics in the Form 10-K amendment.

7. We reissue comment nine from our letter dated July 26, 2010. Please provide the narrative to the summary compensation table, as required by Item 402(o) of Regulation S-K. For instance, clarify whether there are employment arrangements or agreements and discuss how the compensation is paid, discuss the stock awarded to Mr. Hartshorn and the reason(s) he is not paid cash compensation, and discuss the accrual of salaries as noted by footnote one to the table.

Closing Comments

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Roman Gordon, Chief Executive Officer;
    Via facsimile to (818) 718-1176